Exhibit 14.1


   [Letterhead of Somekh Chaikin, an Affiliated Member of KPMG International]


Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference into the Registration Statement on Form S-8 (File No. 333-108510) of Koor Industries Ltd. of our report, dated March 29, 2005, except for Note 28, as to which the date is July 13, 2005, with respect to the consolidated balance sheets of Koor Industries Ltd. and subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2004, which report appears in Koor Industries Ltd.'s Annual Report on Form 20-F for the year ended December 31, 2004 and to the reference to our firm under the heading "Selected Financial Data" in the Form 20-F.

/s/ Somekh Chaikin

KPMG Somekh Chaikin
An affiliated member of KPMG International

Tel Aviv, Israel
July 15, 2005